UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August, 2022

Commission File Number: 001-39557

Siyata Mobile Inc.

(Translation of registrant’s name into English)

1001 Lenoir St., Suite A-414

Montreal, QC H4C 2Z6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Release of Financial Information for the Quarter Ended June 30, 2022

On August 18, 2022, Siyata Mobile Inc., a British Columbia (Canada) company that is a global vendor of Push-to-Talk over Cellular (“PoC”) devices and of cellular signal booster systems (the “Company”), issued its condensed consolidated unaudited interim financial statements as at June 30, 2022 and December 31, 2021, and for the three and six months ended June 30, 2022 and 2021, a copy of which is attached hereto as Exhibit 99.1, and its Management’s Discussion and Analysis For the Three Months and Six Months Ended June 30, 2022, a copy of which is attached hereto as Exhibit 99.2.

On August 18, 2022, the Company received a letter from the British Columbia Securities Commission (“BCSC”) stating that the BCSC identified the following deficiencies relating to the Company’s second quarter ended June 30, 2022, including its failure: (i) to file its June 30, 2022 interim financial statements; (ii) to file its interim management’s discussion and analysis of its interim financial results; (iii) to file a required certification; and (iv) to pay the required filing fee, all by August 15, 2022. As a result, the BCSC has listed the Company as a “defaulting issuer” in Canada and the failure to correct these deficiencies could result in the BCSC issuing a cease trading order. However, on August 18, 2022, the Company made the required filings with SEDAR and paid the required filing fee, thus curing the noted deficiencies.

The Company issued a press release regarding the financial statements, a copy of which is attached as Exhibit 99.3 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Registrant’s condensed consolidated unaudited interim financial statements as at June 30, 2022 and December 31, 2021, and for the three and six months ended June 30, 2022 and 2021.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Three Month and Six Months Ended June 30, 2022.
99.3	Press release dated August 18, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 18, 2022	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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